SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Zoom Telephonics, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
98978K107
(CUSIP Number)
Frank B. Manning 34 ½ Beacon Street, Unit 4S Boston, MA 02108 (617) 939-6826 Phillip J. Flink, Esq. Brown Rudnick One Financial Center, 19th Floor Boston, MA 02109 (617) 856-855
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Frank B. Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Peter R. Kramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,286 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
21,286 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,286 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 15,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days.

 (2)
Percentage of class is calculated based on 23,891,142 shares of common stock, par value $0.01 per share (the “Common Stock”), outstanding as of August 12, 2020, as reported in the Quarterly Report on Form 10-Q filed by Zoom Telephonics, Inc. (the “Issuer”) with the Securities and Exchange Commission (the “SEC”) on August 13, 2020 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Joseph Donovan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,000 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
15,000 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Consists of 15,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days.

(2)
Percentage of class is calculated based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC.

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Bruce M. Kramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,340 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,340 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,340 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 220 shares of Common Stock held by the Patricia Joffee Living Trust U/A dated 06/20/1996 for which Mr. Kramer serves as the sole trustee.

(2)
Percentage of class is calculated based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC.

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Elizabeth T. Folsom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,340 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,340 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,340 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Consists of shares of Common Stock beneficially owned by Ms. Folsom’s husband, Bruce M. Kramer. Ms. Folsom disclaims beneficial ownership of the Common Stock held by Mr. Kramer.

(2)
Percentage of class is calculated based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC.

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Terry Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Rebecca Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the Reporting Persons as an amendment to the statement on Schedule 13D relating to the common stock, $0.01 par value per share (the “Common Stock”), of Zoom Telephonics, Inc., a Delaware corporation (the “Issuer”), filed with the SEC by the Reporting Persons on September 24, 2020 (the “Prior Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 2.
Identity and Background.

Pursuant to the terms of the Stock Purchase Agreement (defined in Item 4 of this Schedule), each of Frank B. Manning, Peter R. Kramer and Joseph Donovan have resigned as a member of the Board of Directors of the Issuer.

Item 4.
Purpose of the Transaction

See Item 5(c) below.

Item 5.
Interest in Securities of the Issuer

(a)
As of the date hereof:

(1)
Frank B. Manning beneficially owns no shares of Common Stock in the Issuer.

(2)
Peter R. Kramer beneficially owns directly 21,286 shares of Common Stock, including 15,000 shares issuable upon the exercise of stock options, representing less than 0.1% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 13, 2020 (the “Form 10-Q”).

(3)
Joseph Donovan beneficially owns directly 15,000 shares of Common Stock, consisting of 15,000 shares issuable upon the exercise of stock options, representing less than 0.1% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q.

(4)
Bruce M. Kramer may beneficially own 10,340 shares of Common Stock, representing less than 0.1% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q. Of the 10,340 shares of Common Stock that Mr. Kramer may beneficially own: (i) 10,120 shares are held directly by Mr. Kramer, and (ii) 220 shares are held by the Patricia Joffee Living Trust U/A dated 6/20/1996, of which Mr. Kramer is the sole trustee.

(5)
Elizabeth T. Folsom may beneficially own 10,340 shares of Common Stock, representing less than 0.1% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q. Of the 10,340 shares of Common Stock that Ms. Folsom may beneficially own: (i) 10,120 shares are held directly by Ms. Folsom’s husband, Bruce M. Kramer, and (ii) 220 shares are held by the Patricia Joffee Living Trust U/A dated 6/20/1996, of which Mr. Kramer is the sole trustee. Ms. Folsom disclaims beneficial ownership of the Common Stock held by Mr. Kramer directly or on behalf of the Patricia Joffee Living Trust U/A dated 6/20/1996.

(6)
Terry Manning beneficially owns no shares of Common Stock in the Issuer.

(7)
Rebecca Manning beneficially owns no shares of Common Stock in the Issuer.

(b)
As of the date hereof, each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares beneficially owned directly by such Reporting Person.

(c)
The Reporting Persons entered into a Stock Purchase Agreement, dated October 9, 2020 (the “Stock Purchase Agreement”), among the Reporting Persons on the one hand, and Zulu Holdings LLC (“Zulu”) and Jeremy Hitchcock on the other hand, pursuant to which the Reporting Persons have sold an aggregate of 3,543,894 shares of Common Stock to Zulu for $2.50 per share, for a total of $8,859,735.00. The shares of Common Stock sold by the Reporting Persons included 127,500 shares of Common Stock acquired by certain of the Reporting Persons, prior to the closing of the sale, upon exercise of stock options previously granted to them by the Company in their capacities of directors of the Company. The number of shares of Common Stock and the aggregate purchase price paid by each such Reporting Person upon exercise of his options is set forth below:

Reporting Person	Numbers of Shares Acquired on Exercise of Stock Options	Aggregate Purchase Price
Frank Manning	7,500	$15,225.00
Peter Kramer	60,000	$104,925.00
Joseph Donovan	60,000	$104,925.00
Total	127,500	$225,075.00

The number of shares sold by each Reporting Person (including the shares acquired upon exercise of his stock options referenced above) pursuant to the Stock Purchase Agreement and the aggregate price of such sales is set forth in the table below.

Reporting Person	Number of Shares Sold	Aggregate Sale Price
Frank Manning	2,228,273	$5,570,682.50
Peter Kramer	482,053	$1,205,132.50
Joseph Donovan	142,500	$356,250.00
Terry Manning	180,000	$450,000.00
Bruce Kramer1	370,395	$925,987.50
Elizabeth Folsom	20,000	$50,000.00
Rebecca Manning	120,673	$301,682.50
Total	3,543,894	$8,859,735.00

Except as set forth above, none of the Reporting Persons purchased or sold any Common Stock in the last 60 days.

(d)
As a result of the transactions described herein, each of the Reporting Persons, and the Reporting Persons as a group, ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons and the Reporting Persons as a group.
________________________
  1 Includes Common Stock held by Bruce Kramer directly, and Common Stock held by the Bruce M. Kramer Living Trust under agreement dated July 31, 1996.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As set forth in Item 5 above, the Reporting Persons entered into the Stock Purchase Agreement. A portion of the Purchase Price payable under the Stock Purchase Agreement is payable pursuant to the terms of a Secured Promissory Note, dated October 9, 2020, issued by Zulu in favor of the Reporting Persons in the aggregate original principal amount of $6,201,814.50 (the “Note”). The principal amount of the Note is payable in three equal quarterly installments over a nine-month period. The Note is secured by an aggregate of 2,480,725.80 shares of Common Stock sold by the Reporting Persons and a personal guaranty of Jeremy Hitchock, a principal of Zulu (the “Guaranty”). Pursuant to the terms of the Stock Purchase Agreement, each of Frank B. Manning, Peter R. Kramer and Joseph Donovan resigned as a member of the Board of Directors of the Issuer.

This Amendment No. 1 does not purport to set forth a complete summary of the Stock Purchase Agreement, the Note or the Guaranty. The descriptions of those documents set forth herein are qualified in their entirety by reference to the complete terms of the Stock Purchase Agreement, the Note and the Guaranty, which are filed as Exhibits 2, 3 and 4 respectively herewith and are incorporated herein by reference.

Item 7.
Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1.
Joint Filing Agreement dated October 14, 2020, by and among Frank B. Manning, Peter R. Kramer, Joseph Donovan, Bruce M. Kramer, Terry Manning, Rebecca Manning, and Elizabeth T. Folsom.

2.
Stock Purchase Agreement, dated October 9, 2020, among the Reporting Persons, on the one hand, and Zulu Holdings LLC and Jeremy Hitchcock, on the other hand (incorporated by reference to Exhibit 99.2 of Zulu’s amendment to Statement on Schedule 13D filed with the SEC on October 13, 2020).

3.
Secured Promissory Note, dated October 9, 2020, made by Zulu Holdings LLC in favor of the Reporting Persons.

4.
Guaranty, dated October 9, 2020, by Jeremy Hitchcock in favor of the Reporting Persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2020

/s/Frank B. Manning
Frank B. Manning

/s/Peter R. Kramer
Peter R. Kramer

/s/Joseph Donovan
Joseph Donovan

/s/Bruce M. Kramer
Bruce M. Kramer

/s/Terry Manning
Terry Manning
/s/Rebecca Manning
Rebecca Manning
/s/Elizabeth T. Folsom Elizabeth T. Folsom

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment to a statement on Schedule 13D (including additional amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Zoom Telephonics, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such amendment to the Schedule 13D.

Dated: October 14, 2020

/s/Frank B. Manning
Frank B. Manning

/s/Peter R. Kramer
Peter R. Kramer

/s/Joseph Donovan
Joseph Donovan

/s/Bruce M. Kramer
Bruce M. Kramer

/s/Terry Manning
Terry Manning
/s/Rebecca Manning
Rebecca Manning
/s/Elizabeth T. Folsom Elizabeth T. Folsom